Exhibit A

Funds	Dates
First Trust Exchange-Traded Fund III

10/31

First Trust Preferred Securities and Income ETF	2/28/2027
First Trust Managed Municipal ETF	2/28/2027
First Trust Long/Short Equity ETF	2/28/2027
First Trust Emerging Markets Local Currency Bond ETF	2/28/2027
First Trust RiverFront Dynamic Emerging Markets ETF	2/28/2027
First Trust RiverFront Dynamic Developed International ETF	2/28/2027
First Trust Institutional Preferred Securities and Income ETF	2/28/2027